Filed by Old National Bancorp

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Anchor Bancorp, Inc.

On August 8, 2017, the following correspondence relating to the proposed merger transaction between Old National Bancorp and Anchor Bancorp, Inc. (“Anchor”) was emailed to Anchor’s current shareholders:

Subject: Anchor Bank partnership with Old National Bank in Twin Cities market

Dear investor,

My family and I have decided to facilitate a stock and cash merger of Anchor Bancorp, Inc. and its subsidiary, Anchor Bank, N.A. with and into Old National Bancorp and its subsidiary, Old National Bank. The board of directors of Anchor Bancorp approved a definitive agreement for the proposed transaction, which was signed late in the day yesterday. We are expecting the transaction to close early in the first quarter of 2018, and details about the purchase can be found in the attached media release, which was distributed this morning to local and national media.

Thank you. Your support of Anchor Bank over the years has created value for our communities, for many employees and customers, and – hopefully – for you.

As the Jones family, along with Anchor Bank leadership, continued to look for ways to sustain the incredible growth Anchor has achieved over the years – from around four employees and $2 million in assets in 1967 to more than 300 employees serving tens of thousands of customers today – we concluded that partnering with a larger bank with similar values was the best long-term solution. I can’t wait to see where the team goes from here.

Kindest regards,

Carl Jones

CEO, Anchor Bancorp, Inc. and Anchor Bank, N.A.

To learn more about Old National Bank, log onto oldnational.com, or tune in to the investor meeting scheduled for 10 a.m. CT today. Details can be found in the attached media release.

For questions regarding your stock transfer, please contact Dennis Nisler at (952) 476-5241.

Additional Information

Communications in this letter and the documents attached hereto do not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed merger, Old National Bancorp (“ONB”) will file with the SEC a Registration Statement on Form S-4 that will include a Proxy Statement of Anchor Bancorp, Inc. (“Anchor”) and a Prospectus of ONB, as well as other relevant documents concerning the proposed merger. Shareholders are urged to read the Registration Statement and the Proxy Statement/Prospectus regarding the merger when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. A free copy of the Proxy Statement/Prospectus, as well as other filings containing information about ONB and the proposed merger with Anchor, may be obtained at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, from ONB at www.oldnational.com under the tab “Investor Relations” and then under the heading “Financial Information” or from Anchor by accessing Anchor’s website at www.anchorbank.com under the tab “About Us.”

ONB and Anchor and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Anchor in connection with the proposed merger. Information about the directors and executive officers of ONB is set forth in the proxy statement for ONB’s 2017 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 6, 2017. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Proxy Statement/Prospectus regarding the proposed merger when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.